[LOGO]                                  [LOGO]

                      SECURITIES & EXCHANGE ACT 1934 REGISTRATION NUMBER 0-22617
                                                                       TSE : MMM



FOR IMMEDIATE RELEASE: FEBRUARY 25, 1999                            NEWS RELEASE


         ENCOURAGING ASSAY RESULTS ON THE WHITE SILVER MOUNTAIN PROJECT


VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation and Teck Corporation are very pleased to report encouraging assay results on the White Silver Mountain project. Assay results from four diamond drill holes, XT6-01, XT6-02, XT6-03, and 14-B1, have been received. Hole 14-B1, 100m west of holes XT6-01, XT6-02, XT6-03, was previously drilled from the surface by the Chinese joint venture partner and the assay results from the hole were recently transferred to the joint venture after it was established. The assay results from the holes are summarized as follows:


        HOLE          WIDTH         COPPER         LEAD          ZINC        GOLD      SILVER
                       (M)            (%)          (%)           (%)          (G/T)      (G/T)
        XT6-01        1.35          2.02           15.93         29.78        6.00     390.94
        XT6-02        2.15          0.54            4.63          6.53        1.63     141.42

      MAIN ORE ZONE
      -------------
        XT6-03        10.1          1.53           9.32          16.34        3.30     222.60
        14-B1         4.36          0.78           2.52           4.74        2.35      71.20
                      9.49          1.68           9.80          13.74        4.17     148.88
                      1.50          1.14           8.47          10.99        1.20     220.11


The Main Zone intersected by XT6-03 is the upward extension of the massive sulphide lens intersected in 13-B2 and 14-B1. XT6-01 and XT6-02 intersected the down dip extension of the massive sulphide lens (Foot Wall zone) mined on the 6th Level (1547m elevation). Severe flattening caused these holes to intersect the mineralized horizon above the planned target elevations. The Foot Wall zone represents an additional ore horizon but the Main zone continues to be the primary target for drilling.

Drilling of hole XT6-04 has been suspended short of the target due to mechanical problems. This hole will be completed after more equipment is brought to China from Canada. Drilling of hole XT6-05 is complete and assays are pending. These results will be released as soon as they are available.

Drilling at White Silver Mountain project is directed at defining a new ore zone directly below the currently operating Xiaotieshan base metal mine operated by the Chinese joint venture partner, Baiyin Non-Ferrous Metals Corp. (BNMC). Minco is earning 80% of the non-producing areas of the 110 km(2) White Silver Mountain project by incurring US$4.8 million in exploration expenditures over 6 years. The location of the new zone directly below an underutilized mining operation would allow for rapid development to production at a low capital cost and very robust economics. Teck Corporation can elect to earn 70% of Minco's interest in White Silver Mountain by funding the project through to production after the current drill phase.

                                     - 30 -

For further information please contact Dr. Ken Z. Cai of Minco at 1-888-288-8288 or (604)688-8002 or Mr. Fred Daley of Teck at (604) 687-1117

 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy of this news release